UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2026

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On February 26, 2026, Guardforce AI Co., Limited (the “Company” or “Purchaser I”), a Cayman Islands company, and GFAI Robot Service (Hong Kong) Limited (“Purchaser II”), a Hong Kong subsidiary of the Company (collectively with the Company, the “Purchasers”), entered into a Sale and Purchase Agreement (the “Agreement”) with All AI Co., Limited (the “Vendor”), a British Virgin Islands company, to acquire all of the issued and outstanding share capital of MGAI Limited (“MGAI”), a private company limited by shares incorporated in Hong Kong. The Agreement is governed by and construed in accordance with the laws of Hong Kong, and all disputes shall be under the exclusive jurisdiction of the Hong Kong courts. On February 26, 2026, the Board of Directors of the Company duly approved the Agreement and the transactions contemplated thereby.

Pursuant to the Agreement, the Purchasers will acquire 10,000 ordinary shares representing all of the issued shares in the capital of MGAI (the “Sale Shares”) from the Vendor, free and clear of all encumbrances. The acquisition will include, among other things, MGAI’s 61.8489% equity interest in Shenzhen Muyan Education Technology Consulting Co., Ltd. (the “Subsidiary”), a company organized under the laws of the People’s Republic of China.

The total consideration payable for the Sale Shares consists of: (i) Cash Amount: US$300,000 in cash, payable in full by Purchaser II at the closing of the transaction (the “Completion”); and (ii) Consideration Shares: 5,000,000 restricted ordinary shares of par value US$0.12 each of Purchaser I, to be allotted and issued to the Vendor in uncertified, book-entry form at Completion.

The Consideration Shares will be issued as “Restricted Securities” under the U.S. Securities Act of 1933, as amended (the “Securities Act”), subject to a mandatory six-month holding period under Rule 144. The certificates representing the Consideration Shares shall bear a restrictive legend and stop-transfer instructions shall be placed with the Company’s transfer agent.

The Consideration Shares shall vest and become eligible for release in accordance with the following performance-based vesting schedule, contingent upon the achievement by the Subsidiary of certain annual revenue targets:

●	Tranche 1 (30%): 1,500,000 Consideration Shares shall vest upon the Subsidiary achieving annual revenue of at least US$500,000 during Fiscal Year 2026.

●	Tranche 2 (30%): 1,500,000 Consideration Shares shall vest upon the Subsidiary achieving annual revenue of at least US$1,000,000 during Fiscal Year 2027.

●	Tranche 3 (40%): 2,000,000 Consideration Shares shall vest upon the Subsidiary achieving annual revenue of at least US$1,500,000 during Fiscal Year 2028.

Annual revenue shall be determined in accordance with IFRS, and any Consideration Shares that remain unvested at the conclusion of Fiscal Year 2028 shall be automatically forfeited without compensation.

Unvested Consideration Shares shall be deferred until the Review Date at the end of Fiscal Year 2028, when the Vendor’s total entitlement shall be calculated based on cumulative revenue achieved relative to the US$3,000,000 target, subject to a cap of 5,000,000 shares. If cumulative revenue exceeds the target, the Vendor shall be entitled to additional Bonus Shares, issued as Restricted Securities within one month of the Review Date.

Vesting is contingent upon Mr. Shang Xiaonan’s continuous service as a director of MGAI; voluntary resignation or removal for cause results in forfeiture of unvested shares and Bonus Share rights. Unvested Consideration Shares are non-transferable, carry no economic rights, and the Vendor shall irrevocably appoint Purchaser I as proxy for voting purposes.

The Vendor shall procure the transfer of all Group Intellectual Property to the Purchasers at Completion, and the Purchasers shall thereafter have exclusive rights to use and enforce such intellectual property.

The Agreement contains customary representations and warranties from the Vendor regarding, among other things, organizational matters, authority, title to the Sale Shares, compliance with laws, taxation, litigation, intellectual property, and data protection. The Vendor shall indemnify the Purchasers and the Group Entities for any losses arising from any breach of the representations and warranties, which shall survive Completion and continue in effect for a period of three years following the closing date.

The Vendor shall indemnify the Purchasers for all pre-Completion taxes and liabilities of any Group Entity not already reflected in the Company’s accounts. The Vendor shall procure Mr. Shang Xiaonan to serve as a director of MGAI for at least three years following Completion.

Either party may terminate the Agreement upon the occurrence of certain events, including a material breach by the other party that remains unremedied for thirty days after written notice, or certain insolvency-related events affecting the other party. The Purchasers may also terminate if any material adverse effect occurs or is discovered after the Accounts Date and prior to Completion that causes any Group Entity to incur material liabilities or that would materially impair the Purchasers' commercial purpose and objectives.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement among Guardforce AI Co., Limited, All AI Co., Limited and GFAI Robot Service (Hong Kong) Limited, dated February 26, 2026
99.1	Press Release titled “Guardforce AI Announces Closing of Strategic Acquisition of MGAI; Establishes AI Revenue Roadmap and Vertical Expansion of Agentic AI Platform,” dated March 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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